JOINT FILER INFORMATION

Name:	Frost Gamma Investments Trust

Address:	4400 Biscayne Blvd
Miami, FL 33137

Designated Filer:	Phillip Frost, M.D.

Issuer Name and Ticker Symbol:	OPKO Health, Inc. (OPK)

Date of Earliest Transaction:	May 26, 2009

Relationship to Issuer:	10% Owner

FROST GAMMA INVESTMENTS TRUST

by:     /s/ Phillip Frost MD, as trustee
   Phillip Frost, M.D., Trustee